FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of June, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

For immediate release

NOT FOR  RELEASE,  PUBLICATION  OR  DISTRIBUTION  IN WHOLE OR IN PART,  IN,  INTO OR FROM ANY  JURISDICTION  WHERE TO DO THE SAME WOULD
CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

OFFER UPDATE

                                                                                                                           25 June 2007

                                              Recommended acquisition (the "Acquisition")
                                                                  of
                                                         Hanson PLC ("Hanson")
                                                                  by
                                                     Lehigh UK Limited ("Lehigh")
                                                  a wholly owned direct subsidiary of
                                               HeidelbergCement AG ("HeidelbergCement")

                                             Posting of Scheme Document and Trading Update

On 15 May 2007, Hanson and  HeidelbergCement  announced that they had reached agreement on the terms of the recommended  acquisition of the entire issued and to be issued share capital of Hanson at a price of 1100 pence in cash for each Hanson Share.

It is intended that the  Acquisition  will be implemented by way of a Court approved  procedure  known as a scheme of arrangement  (the
"Scheme")  under  section 425 of the Companies Act 1985 (the "Act").  Hanson now  announces  that the document (the "Scheme  Document")
containing,  inter alia, the terms of the Scheme, an explanatory  statement (in compliance with section 426 of the Act), notices of the required meetings,  a timetable of principal events,  and details of the action to be taken by Hanson  Shareholders was today posted to all Hanson Shareholders, ADS Holders and CDI Holders.

As described in the Scheme Document,  the Scheme will require the approval of Hanson  Shareholders at the Court Meeting and the passing of a special  resolution at an Extraordinary  General Meeting of Hanson.  The Court Meeting and the Extraordinary  General Meeting will both be held at The Royal Aeronautical Society, 4 Hamilton Place,  Mayfair,  London W1J 7BQ on Tuesday, July 31, 2007 at 11:00 a.m. and
11:15 a.m.  respectively.  The Scheme will also require the subsequent  sanction of the Court and confirmation of the capital reduction by the Court.  Further  details as to the approvals  required and the persons  entitled to vote at these  meetings are contained in the
Scheme  Document.  Subject to approval at the relevant  meetings and the satisfaction and waiver of the other conditions set out in the
Scheme Document, the Scheme is expected to become effective on or around August 24, 2007.

Timetable

The following  indicative  timetable sets out the key dates for  implementation  of the Proposals.  For further  information on the key timetable dates for ADS Holders and CDI Holders, please see Parts IV and V of the Scheme Document respectively.

Event                                                                  Time and/or date

Latest time for lodging Forms of Proxy for:
         Court Meeting                                                 11:00 a.m. on July 29, 2007
         Extraordinary General Meeting                                 11:15 a.m. on July 29, 2007
Voting Record Time                                                     6.00 p.m. on July 29, 2007*
Court Meeting                                                          11:00 a.m. on July 31, 2007
Extraordinary General Meeting                                          11:15 a.m. on July 31, 2007

Latest time for lodging Loan Note Form of Election                     6.00 p.m. on July 31, 2007

The following dates are subject to change
(please see note below)    **
Court Hearing Date (to sanction the Scheme)                            August 20, 2007
Last day of dealings in, and for registration
of transfers of, Hanson Shares                                         August 22, 2007
Scheme Record Time                                                     6.00 p.m. on August 22, 2007
Court Hearing Date
(to approve the Reduction of Capital)                                  August 23, 2007

Effective Date                                                         August 24, 2007
Cancellation of listing of Hanson Shares                               8:00 a.m. on August 30, 2007
Termination of quotation of the CDIs                                   August 30, 2007
Cancellation of listing of the ADSs                                    September 4, 2007
Latest date for despatch of cheques/issue of Loan
Notes and settlement through CREST                                     within 14 days of the Effective Date

All references in this announcement to times are to London times.

*        If either the Court Meeting or the EGM is adjourned,  the Voting Record Time for the relevant  adjourned  meeting will be
         6:00 p.m. on the day falling two days before the day of the adjourned meeting.

**       These times and dates are  indicative  only and will  depend,  among  other  things,  on the dates upon which the
         Regulatory Approvals are obtained and the Court sanctions the Scheme and confirms the Reduction of Capital.

FSA Document Viewing Facility

Copies of the Scheme  Document have been  submitted to the  Financial  Services  Authority and will be available for  inspection at the
Financial Services Authority's document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Telephone: 020 7066 1000

In addition, the Scheme Document is available on Hanson's website until December 31, 2007 at www.hanson.com.

Trading update

Trading for the first half of 2007  remains in line with  Hanson's  expectations,  as set out in  Hanson's  AGM  statement  made in the
Annual General  Meeting of the Company on April 24, 2007,  with  challenging  conditions in North America and the impact of the weak US dollar broadly offset by improvements in other divisions.

In North America,  aggregates  selling prices have remained robust.  However,  the residential  market remains  difficult and, together with a prolonged winter season, will result in a challenging first half compared to an unusually strong first half of 2006.

In the UK, both  divisions  have performed  well compared to the first half of 2006,  supported by improved  product  volumes and price discipline.

Elsewhere, Hanson's operations in Australia, Asia and Continental Europe have enjoyed a good first half.

At this stage, the Company expects  continued  weakness in the US residential  market and adverse foreign exchange to impact the second half of the year, with trading in divisions elsewhere remaining robust.

Notes to editors

Hanson is one of the world's  largest  suppliers of heavy building  materials to the  construction  industry,  with turnover in 2006 of
£4.1bn. The Company's products fall into two categories:  "aggregates" (crushed rock, sand and gravel,  ready-mixed  concrete,  asphalt and cement related products) and "building  products"  (concrete pipes,  pre-cast  products,  concrete pavers,  blocks,  tiles and clay bricks).  Hanson  employ  approximately  26,000  people,  operating  primarily  in North  America,  the UK and  Australia  with further operations in Asia Pacific and Continental Europe.

Any capitalised term used but not defined in this announcement has the same meaning as is given to it in the Scheme Document.

Enquiries:

Hanson                                                                                            Tel: +44(0) 20 7245 1245
Charlotte Mulford, Media
Catherine Garland

Rothschild (financial adviser to Hanson)                                                          Tel: +44(0) 20 7280 5000
John Deans
Richard Murley
Ed Welsh

Hoare Govett (corporate brokers to Hanson)                                                        Tel: +44 (0) 20 7678 8000
Paul Nicholls
Antonia Rowan

Financial Dynamics (PR adviser to Hanson)                                                         Tel: +44(0) 20 7831 3113
Andrew Lorenz
Jon Simmons

This  announcement is not intended to and does not  constitute,  or form part of, any offer or invitation to purchase any securities or the  solicitation  of any vote or approval in any  jurisdiction  pursuant to the  Proposals or otherwise.  The  Proposals  will be made solely through the Scheme  Document,  which contains the full terms and conditions of the Proposals,  including  details of how to vote in respect of the  Proposals.  Any  response to the  Proposals  should be made only on the basis of the  information  contained  in the
Scheme Document.

The  availability  of the  Proposals to persons who are not resident in the United  Kingdom may be affected by the laws of the relevant jurisdictions.  Persons who are not so resident  should  inform  themselves  about and observe  any  applicable  requirements  in those jurisdictions. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The distribution of this  announcement in jurisdictions  other than England and Wales may be restricted by law and therefore persons in such  jurisdictions  into whose possession this announcement  comes should inform themselves about and observe such  restrictions.  Any failure to comply with the applicable  restrictions  may constitute a violation of the securities laws of any such  jurisdiction.  This announcement  has been prepared for the purposes of complying  with English Law, and the  information  disclosed may not be the same as that which would have been disclosed if this  announcement  had been prepared in accordance with the laws of  jurisdictions  outside of
England and Wales.

Rothschild,  which is authorised and regulated by the Financial  Services  Authority in the United Kingdom,  is acting  exclusively for
Hanson and no one else in  connection  with the  Proposals  and will not be  responsible  to anyone other than Hanson for providing the protections  offered to clients of Rothschild  nor for providing  advice in relation to the Proposals or any other matters  referred to in this announcement.

The Loan Notes that may be issued  pursuant to the  Proposals  have not been and will not be  registered  under the  Securities  Act or under the relevant  securities laws of any state or territory or other jurisdiction of the United States.  Accordingly,  Loan Notes may
not be offered or sold in the United  States,  except in a  transaction  not  subject  to, or in reliance  on an  exemption  from,  the registration requirements of the Securities Act and such state securities laws.

Any Loan Notes which may be issued  pursuant to the Proposals  have not been and will not be registered  under the relevant  securities laws of Japan and any relevant  clearances and  registrations  have not been, and will not be, obtained from the securities  commission of any province of Canada.  No prospectus in relation to the Loan Notes has been,  or will be,  lodged with,  or registered  with,  the
Australian  Securities and Investments  Commission or the Japanese  Ministry of Finance.  Accordingly,  unless otherwise  determined by
Lehigh and permitted by applicable law and  regulation,  the Loan Notes may not be offered,  sold,  resold,  transferred,  delivered or distributed,  directly or indirectly in or into Canada,  Australia or Japan or any other  jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

No other listing authority or equivalent has reviewed,  approved or disapproved this announcement,  the Proposals or the Loan Notes nor has it expressed a view on the accuracy or adequacy of this announcement.

Cautionary note regarding forward-looking statements

This announcement,  including  information  included or incorporated by reference in this announcement,  includes,  or may be deemed to include,  "forward-looking  statements"  under United States  securities  laws,  including  statements about the expected timing of the
Proposals,  the expected effects on Hanson or  HeidelbergCement of the Proposals,  anticipated  earnings  enhancements,  estimated cost savings and other synergies,  potential  strategic  options,  plans for and benefits of integration,  estimated  future growth,  market position and all other  statements in this document  other than  statements of historical  fact.  Forward-looking  statements  include, without  limitation,  statements  that  typically  contain  words such as "will",  "may",  "should",  "continue",  "aims",  "believes",
"expects",  "estimates",  "intends",  "anticipates",  "projects",  "plans" or similar  expressions.  By their  nature,  forward-looking statements  involve known or unknown risks,  uncertainties  and other factors because they relate to events and depend on circumstances that all occur in the future.  Actual results may differ materially from those expressed in the  forward-looking  statements  depending on a number of factors,  including, but not limited to, the satisfaction of the conditions to the Proposals,  future market conditions, the  behaviour  of other market  participants,  an adverse  change in the  economic  climate,  a  fluctuation  in the level of clients'
commercial  activity,  appropriate  consultation with employee  representative  bodies, a loss of key personnel and the extent to which the Hanson and  HeidelbergCement  businesses are successfully  integrated.  In the case of risks  applicable to Hanson,  please see the
Hanson  PLC  Annual  Report  and Form 20-F  2006,  section  entitled  "Principal  risks  and  uncertainties".  Many of these  risks and uncertainties  relate to factors that are beyond the relevant  companies'  abilities to control or estimate  precisely,  such as future market  conditions  and the  behaviours  of other  market  participants  and,  therefore  undue  reliance  should not be placed on such statements.  The  forward-looking  statements  contained or referred to in this announcement are made as of the date hereof and each of
Hanson,  HeidelbergCement  and Lehigh  assumes no  obligation  and does not intend  publicly to update or revise these  forward-looking statements, whether as a result of future events, new information or otherwise, except as required pursuant to applicable law.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes,  "interested"  (directly or indirectly) in one per cent. or more of any class of "relevant  securities" of Hanson, all "dealings" in any "relevant  securities" of that company (including by means of an option in respect of, or a derivative  referenced to, any such "relevant  securities") must be publicly  disclosed by no later than 3.30 p.m.  (London time) on the London business day following the date of the relevant  transaction.  This  requirement will continue  until the date on which the Scheme becomes  effective or the "offer  period" for the purposes of the Code otherwise  ends. If two or more persons act together  pursuant to an agreement or  understanding,  whether formal or informal,  to acquire an "interest" in
"relevant securities" of Hanson, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Takeover Code, all "dealings" in "relevant  securities" of Hanson by  HeidelbergCement,  Lehigh or Hanson,  or by any of their  respective  "associates",  must be disclosed  by no later than 12.00 noon  (London  time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant  securities"  "dealings" should be disclosed,  and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary,  when a person has long economic exposure,  whether conditional or absolute, to changes in the price of  securities.  In  particular,  a person will be treated as having an  "interest"  by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation  marks within this Section headed  "Dealing  Disclosure  Requirements"  are defined in the Takeover Code,  which can also be found on the Takeover  Panel's  website.  If you are in any doubt as to whether or not you are required to disclose a "dealing"
under Rule 8 you should consult the Takeover Panel.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   June 25, 2007